SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under the

Securities Exchange Act of 1934

For the month of October 2020

Commission File Number: 001-14014

CREDICORP LTD.

(Translation of registrant’s name into English))

Of our subsidiary

Banco de Credito del Peru:

Calle Centenario 156

La Molina

Lima 12, Peru

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

October 16, 2020

Securities and Exchange Commission - SEC

Re.: MATERIAL EVENT

Dear Sirs:

We hereby notify you as a Material Event that the Special General Meeting of Shareholders of Credicorp Ltd. (“Credicorp”), in its session held on October 16, 2020, agreed to appoint Mr. Leslie Pierce Diez Canseco as the ninth member of the Board of Directors of the company, for the 2020-2023 period.

In consequence, added to the directors elected at the Annual General Meeting of Shareholders held on June 5, 2020, as well as the decisions made by the Board of Directors in its session of June 9, 2020, the Board of Directors of Credicorp is composed of the following individuals:

•	Luis Romero Belismelis (Chairman)
•	Raimundo Morales Dasso (Vice-Chairman)
•	Antonio Abruña Puyol
•	Maite Aranzábal Harreguy
•	Fernando Fort Marie
•	Alexandre Gouvêa
•	Patricia Lizárraga Guthertz
•	Leslie Pierce Diez Canseco
•	Irzio Pinasco Menchelli

The information in this Form 6-K (including any exhibit hereto) shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934 (the ‘Exchange Act’) or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933 or the Exchange Act.

Sincerely,

/s/ Miriam Böttger

Authorized Representative

Credicorp Ltd.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 16, 2020

CREDICORP LTD. (Registrant)

By:	/s/ Miriam Böttger
Miriam Böttger
Authorized Representative